FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                June 16, 2004


                               BRITISH ENERGY PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                    Peel Park
                              East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No.1         RNS Announcement, re: Notice of Results  16 June, 2004





16 June 2004

British Energy plc

RELEASE OF FINANCIAL RESULTS FOR THE FOURTH QUARTER AND THE YEAR ENDED 31st MARCH 2004



British Energy plc will be releasing its financial results for the fourth quarter and for the year ended 31st March 2004 on Thursday 17th June 2004 at 0930hrs UK time (0430hrs Eastern Time).



There will be a Conference Call for Investors and Bondholders on 17th June 2004 to be hosted by Mike Alexander, Chief Executive at 1600hrs UK time (1100hrs - Eastern Time).



Dial-in details will be released in the results announcement on 17th June.







Contacts:


Andrew Dowler     Financial Dynamics, Media                       020 7831 3113
Paul Heward       British Energy, Investor Relations              01355 262 201





Website:  www.british-energy.com


  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: June 16, 2004                    BRITISH ENERGY PLC

                                           By:____Paul Heward____

                                           Name:  Paul Heward
                                           Title: Director - Investor Relations